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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          Zaring National Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  989136 10 6
                                 --------------
                                 (CUSIP Number)






                                Robert N. Sibcy
             8044 Montgomery Road, Suite 300, Cincinnati, OH 45236
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               December 20, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


--------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 989136 10 6             SCHEDULE 13D   Page 2        of 4       Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Robert N. Sibcy                                        ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    4,439
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   4,439
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          4,439
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
          .0966%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                               PAGE 3 OF 4 PAGES

                                  SCHEDULE 13D

ITEM 1.  Common Shares
         Zaring National Corporation
         11300 Cornell Park Drive
         Cincinnati, Ohio  45242

ITEM 2.  a)       Robert N. Sibcy
         b)       8044 Montgomery Road, Suite 300, Cincinnati, Ohio  45236
         c)       President, Sibcy Cline, Inc.
         d)       Mr. Sibcy has not been convicted in a criminal proceeding
                  during the last five years.
         e)       Mr. Sibcy has not been a party to a civil proceeding during the last five years.
         f)       USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable since Mr. Sibcy sold common shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         Not applicable since Mr. Sibcy sold common shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         a) Mr. Sibcy owns 4,439 common shares (representing .0966% of the issued and outstanding shares), with respect to which he has sole voting and dispositive power.
         b)       See Item 5 a)
         c) On December 20, 2000, Robert N. Sibcy sold 302,300 shares at $0.25 per share or a total of $75,575 in private transactions.
         d)       None.
         e)       December 20, 2000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  EXHIBITS.

         None.


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                                                               PAGE 4 OF 4 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 10, 2001
                                                     ---------------------------
                                                     (Date)


                                                     /s/ Robert N. Sibcy
                                                     -------------------
                                                     (Signature)


                                                     Robert N. Sibcy, Individual
                                                     ---------------------------
                                                     (Name/Title)


CINlibrary/1011510.1